Exhibit 99.1

Cheetah Mobile Announces Management Change

BEIJING, China, June 21, 2018 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with strong global vision, today announced that its President, Mr. Ming Xu, has resigned for personal reasons, effective July 21, 2018. Mr. Xu will continue to serve as a consultant and help with the Company’s strategic planning. His previous responsibilities will be assumed by the Company’s CEO, Mr. Sheng Fu, and Senior Vice President, Mr. Edward Mingyan Sun.

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “I would like to thank Ming for his extraordinary contribution to building and growing Cheetah Mobile since its inception. Ming was instrumental in Cheetah Mobile’s transformation into a global mobile internet company. He played key roles in expanding our product portfolio, building our data analytics capabilities, and grooming a capable management team for us. While we deeply regret his departure, we respect his decision and sincerely wish him the best in all of his future endeavors.”

Mr. Ming Xu said, “My eight-year career at Cheetah Mobile and more than ten years of collaboration with Sheng Fu have left me with incredible memories that I will cherish tremendously. I sincerely thank Sheng Fu and my colleagues for the unwavering support that all of them have given me throughout my career at Cheetah Mobile. In assuming my new role as a consultant to the Company, I will watch Cheetah Mobile’s success from the sidelines. I am confident that the remaining management team will continue to achieve their long-term goals and generate shareholder value.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and live streaming product LiveMe. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on select mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com